UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:   0-32861

GLOBAL ENVIRONMENTAL ENERGY CORP.
(Exact name of registrant as specified in its charter)

P.O. Box CB-13277, Cable Beach, Nassau, Bahamas
+1 242 323 0086
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:435

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Environmental Energy Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GLOBAL ENVIRONMENTAL ENERGY CORP. (Registrant)

Date: November 29, 2010	By:	/s/ Dr. Christopher McCormack
Dr. Christopher McCormack
Chairman and Chief Executive Officer